75 State Street, 24th Floor Boston, MA 02109-1827 617 423 3644 office

March 26, 2014

BY EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attn: Suzanne Hayes Alexandra M. Ledbetter

Re:	SEC Comment Letter dated March 25, 2014
LPL Financial Holdings Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 12, 2014
File No. 1-34963

Dear Ms. Hayes:

On behalf of LPL Financial Holdings Inc. (the “Company”), we are writing in response to your comment letter dated March 25, 2014 relating to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 12, 2014. We have, for your convenience, reproduced your comment, followed by the Company’s response, below.

Comment 1
We note your response to our comment in our letter dated March 18, 2014. We continue to believe that the proposal entails separate matters and should be unbundled into two proposals, so that shareholders have an opportunity to communicate to the board of directors their views on each separate matter. You may condition the effectiveness of the declassification proposal on the adoption of the director-removal proposal, in which case you should disclose prominently that a vote against declassification would have the effect of a vote against modification of the director-removal threshold. For further guidance, see Exchange Act Release No. 31326, Part II.H (October 16, 1992). Please revise your proxy statement accordingly.
Response to Comment 1:

In response to the Staff’s comment, the Company has revised its proxy statement throughout in order to unbundle into two separate matters the declassification proposal and the director-removal proposal. The definitive proxy statement will include (a) as Proposal 2, approval of an amendment to the Company’s Amended and Restated Certificate of Incorporation that would declassify the Company’s board of directors and (b) as Proposal 3, approval of an amendment to the Company’s Amended and Restated

Securities and Exchange Commission	- 2 -	March 26, 2014

Certificate of Incorporation that would provide that directors may be removed with or without cause. Proposals 2 and 3 will be cross-conditioned, such that the effectiveness of the declassification proposal will be conditioned on approval of the director-removal provision, and vice versa.
* * *
The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it is the Staff’s view that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that the foregoing is responsive to your comment. If you should have any questions about this letter or require any further information, please call me at (617) 897-4370 or Marko S. Zatylny of Ropes & Gray LLP at (617) 951-7980.

Very truly yours,

/s/ Gregory M. Woods

Gregory M. Woods
Executive Vice President, Deputy General Counsel
LPL Financial LLC